Exhibit 3.1(iii)

*090204*
*090204*

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201	Filed in the office of	Document Number
(775) 684-5708	/s/ Barbara K. Cegavske	20180434221-57
Website: www.nvsos.gov	Barbara K. Cegavske	Filing Date and Time
	Secretary of State	10/02/2018 8:10 AM
	State of Nevada	Entity Number
Certificate of Amendment		C1356-1975
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of corporation:

Prevention Insurance.com

2. The articles have been amended as follows: (provide article numbers, if available)

The Articles of Incorporation of the Corporation are amended as set forth in Attachment A.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:           70%

4. Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X
Signature of Officer

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

Attachment A

FOURTH:

General

This Corporation shall be authorized to issue a total of Two Hundred and Ten Million (210,000,000) shares of all classes of stock. Of such total number of shares of stock, Two Hundred Million (200,000,000) shares are authorized to be Common Stock, each of which shall have a par value of $0.0001 (“Common Stock”), and Ten Million (10,000,000) shares authorized to be Preferred Stock, each of which shares shall have a par value of $0.0001 per share (“Preferred Stock”).

Reverse Stock Split

Upon filing this Certificate of Amendment to the Articles of Incorporation of the Corporation (the “Effective Date”), each ten (10) shares of common stock issued and outstanding as of the Effective Date shall be reduced to one (1) share of common stock issued and outstanding; provided that, if as a result of the foregoing reverse stock split, fractional shares of the issued and outstanding common stock result, then in such event, the fractional shares shall be rounded up to the next whole share of common stock, so that no fractional shares of common stock will be outstanding after the Effective Date.